SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 SCHEDULE 13G**

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                             Southern Union Company
                                 (Name of Issuer)

                     Common Stock, par value $1.00 Per Share
                          (Title of Class of Securities)

                                    844028100
                                  (CUSIP Number)

                                November 3, 1999
             (Date of Event which Requires Filing of this Statement)

     Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,995,868 shares, which constitutes approximately 9.6% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 31,239,726 shares outstanding.

CUSIP No. 844028100

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 1,542,274 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 1,542,274 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,542,274

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 4.9%


12.  Type of Reporting Person: 00 - Trust
---------------
(1)   Power  is exercised through one of its trustees and its sole trustor,  Sid
R. Bass.

CUSIP No. 844028100

1.   Name of Reporting Person:

     Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 61,303 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 61,303 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     61,303

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.2%


12.  Type of Reporting Person: CO
---------------
(1)  Power is exercised through its President, Perry R. Bass.

CUSIP No. 844028100

1.   Name of Reporting Person:

     820 Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 1,192,039 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 1,192,039 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,192,039

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 3.8%


12.  Type of Reporting Person: 00 - Trust
---------------
(1)  Power is exercised through its sole Trustee, Lee M. Bass.

CUSIP No. 844028100

1.   Name of Reporting Person:

     Lee and Ramona Bass Foundation

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 67,586 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 67,586 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     67,586

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.2%


12.  Type of Reporting Person: CO
---------------
(1)  Power is exercised through its President, Lee M. Bass.

CUSIP No. 844028100

1.   Name of Reporting Person:

     Bass Enterprises Production Co.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 132,666
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 132,666
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     132,666

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.4%


12.  Type of Reporting Person: CO

Item 1(a).     Name of Issuer.

     The name of the issuer is Southern Union Company (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 504 Lavaca Street, Eighth Floor, Austin, Texas 78701.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by Sid R. Bass Management Trust, a revocable trust existing under the laws of the state of Texas ("SRBMT"), Bass Foundation, a Texas non-profit corporation ("Foundation"), 820 Management Trust, a revocable trust existing under the laws of the state of Texas("820"), Lee and Ramona Bass Foundation, a Texas non-profit corporation("LRB Foundation") and Bass Enterprises Production Co., a Texas corporation ("BEPCO") (the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Sid R. Bass ("SRB"), Perry R. Bass ("PRB"), and Lee M. Bass ("LMB"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The principal business office for each of SRBMT, SRB, PRB, 820, LMB, and BEPCO is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     The principal business office for each of Foundation and LRB Foundation is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This statement relates to shares of Common Stock, par value $1.00 per share (the "Stock"), issued by the Company.

Item 2(e).     CUSIP Number.

     The CUSIP number of the shares of Stock is 844028100.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) / /  Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o);

     (b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d)  /  /   Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8);

     (e)  /  /   An  investment  adviser  in accordance  with  section  240.13d-
1(b)(1)(ii)(E);

     (f)  /  /   An  employee benefit plan or endowment fund in accordance  with section 240.13d-1(b)(1)(ii)(F);

     (g)  /  /   A  parent holding company or control person in accordance  with section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  /  /   A  church  plan  that is excluded from  the  definition  of  an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to section 240.13d-1(c), check this box /X/.

Item 4.   Ownership.

     (a) - (b)

     Reporting Persons

     SRBMT

     Pursuant to Rule 13d-3(a), SRBMT is the beneficial owner of 1,542,274 shares of the Stock, which constitutes approximately 4.9% of the outstanding shares of the Stock.

     Foundation

     Pursuant to Rule 13d-3(a), Foundation is the beneficial owner of 61,303 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     820

     Pursuant to Rule 13d-3(a), 820 is the beneficial owner of 1,192,039 shares of the Stock, which constitutes approximately 3.8% of the outstanding shares of the Stock.

     LRB Foundation

     Pursuant to Rule 13d-3(a), LRB Foundation is the beneficial owner of 67,586 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     BEPCO

     Pursuant to Rule 13d-3(a), BEPCO is the beneficial owner of 132,666 shares of the Stock, which constitutes approximately 0.4% of the outstanding shares of the Stock.

     Controlling Persons

     SRB

     Because of his positions as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,542,274 shares of the Stock, which constitutes approximately 4.9% of the outstanding shares of the Stock.

     PRB

     Because of his position as President of Foundation, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 61,303 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     LMB

     Because  of  his positions as sole Trustee of 820 and as President  of  LRB
Foundation,  LMB  may, pursuant to Rule 13d-3 of the Act, be deemed  to  be  the beneficial owner of 1,259,625 shares of the Stock, which constitutes approximately 4.0% of the outstanding shares of the Stock.

     To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     SRBMT

     Acting through its sole Trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,542,274 shares of the Stock.

     Foundation

     Acting through its President, Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 61,303 shares of the Stock.

     820

     Acting through its sole Trustee, 820 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,192,039 shares of the Stock.

     LRB Foundation

     Acting through its President, LRB Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 67,586 shares of the Stock.

     BEPCO

     BEPCO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 132,666 shares of the Stock.

     Controlling Persons

     SRB

     In his capacity as sole Trustor of SRBMT, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,542,274 shares of the Stock.

     PRB

     In his capacity as President of Foundation, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 61,303 shares of the Stock.

     LMB

     In his capacities as sole Trustee of 820 and as President of LRB Foundation, LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,259,625 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Stock owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     This Schedule 13G Statement is being filed on behalf of the Reporting Person pursuant to Rule 13d-1(c). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     November 3, 1999


                              By: /s/ W. R. Cotham
                              W. R. Cotham,
                              Attorney-in-Fact for:
                              SID R. BASS MANAGEMENT TRUST (1)


                              THE BASS FOUNDATION

                              By: /s/ William P. Hallman, Jr.
                              William P. Hallman, Jr., Secretary


                              820 MANAGEMENT TRUST

                              By: /s/ W.R. Cotham_____
                              W.R. Cotham,
                              Attorney-in-Fact for:
                              LEE M. BASS, Trustee (2)


                              LEE AND RAMONA BASS FOUNDATION

                              By: /s/ William P. Hallman, Jr.
                              William P. Hallman, Jr., Secretary


                              BASS ENTERPRISES PRODUCTION CO.
                              By:  /s/ W. R. Cotham
                              W. R. Cotham, Vice President

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of the Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.